UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(28 October 2021)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-230831) and Registration Statements on Form S−8 (Nos. 333-202772, 333-173246, 333−165870 and 333-90808) of CRH plc,
and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure: CRH Announces Non-Executive Board Appointment

Press Release
CRH Announces Non-Executive Board
Appointment

CRH plc, the leading building materials business in the world, is pleased to announce the appointment to the Board of Mr. Badar Khan as a non-executive Director, with effect from 27 October 2021.

Mr. Khan (50), a dual British and United States citizen, is President of National Grid US, a major business segment of the leading energy transmission and distribution company, National Grid plc. Prior to this, Mr. Khan held a variety of roles in National Grid, including responsibility for strategy and innovation. Before joining National Grid he worked at Centrica plc (2003 to 2017), a leading international energy services and solutions company, where he held a variety of senior executive positions in the UK and US, and has prior experience in marketing, consulting and project management.

Mr. Khan holds a Bachelor of Engineering degree from Brunel University and an MBA from The Wharton School of the University of Pennsylvania.

Commenting on the appointment, Mr. Richie Boucher, Chairman of CRH, said: "We are delighted that Badar has joined the Board. His significant experience in capital intensive industries, managing and providing solutions for climate change and his deep knowledge of the North American business, economic and regulatory environment, will enhance the skills and expertise of the Board."

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,000 people at c.3,100 operating locations in 29 countries. It is the largest building materials business in North America and Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 October 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary